Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero
Partner
jcorriero@stradley.com
215.564.8528

October 11, 2022

Via EDGAR Transmission
Mr. Sonny Oh
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C.  20549

Re:	Milliman Variable Insurance Trust (the “Trust”)
Registration Statement on Form N-1A
File No. 333-257356 / 811-23710

Dear Mr. Oh:

On September 14, 2022, you provided initial comments to Post-Effective Amendment No. 7 (“PEA 7”) to the Trust’s Registration Statement on Form N-1A, which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on July 28, 2022, to register shares of the series of the Trust listed on Appendix A attached hereto (each, a “Fund,” and collectively, the “Funds”). On October 4, 2022, we filed correspondence responding to those comments (the “Initial Response Letter”).  On October 7, 2022, you provided additional comments in response to the Initial Response Letter and, therefore, I am writing to respond to those additional comments.  I have reproduced your comments below, followed by our responses. All capitalized terms not otherwise defined in this letter have the meanings given to them in PEA 7.

On October 6, 2022, the Trust filed Post-Effective Amendment No. 12 (“PEA 12”) to the Trust’s Registration Statement on Form N-1A, which was filed pursuant to Rule 485(a)(2) under the Securities Act, to register shares of the series of the Trust listed on Appendix B attached hereto. Per your request, the Trust confirms that changes made to PEA 7 in response to the staff’s comments noted in the Initial Response Letter and herein have been incorporated into PEA 12 or will be incorporated into a Post-Effective Amendment filed pursuant to Rule 485(b) under the Securities Act prior to or upon the effectiveness of PEA 12.
Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

1.
In response to Comment 2 to the Initial Response Letter, you indicated that the Trust would consider adding more specific disclosure about the Outcomes to the Summary Prospectus cover pages for each particular Fund in connection with the Trust’s annual update.  Please confirm if the Trust will do so.

	RESPONSE:	The Trust confirms that disclosure regarding a Fund’s Outcomes will be added to the Summary Prospectus cover pages for each particular Fund in connection with the Trust’s annual update.

2.
In response to Comment 8 to the Initial Response Letter, you noted that the existing disclosure already covered the situation referenced by the staff’s comment.  We acknowledge your response but believe the previously referenced disclosure should be revised to specify the “fluctuating” value of the Fund’s FLEX Options positions.

	RESPONSE:	The Trust will revise the relevant disclosure as follows:

Additionally, the Fund’s net asset value (“NAV”) will not increase or decrease at the same rate as the S&P 500 Index because the Fund’s performance will vary with fluctuations in ~~strategy relies upon~~ the performance of the Collateral Portfolio, in addition to the value of the Fund’s FLEX Options positions on the S&P 500 Index or corresponding ETF. The Fund also incurs fees and expenses when transacting in options contracts.

3.
The staff continues to believe that the disclosure in Operational Risk should be revised to clarify that it is not principal, as previously noted in Comment 12 to the Initial Response Letter.  Please include this risk in the Principal Risks section for each Fund or clarify in the disclosure that it is not principal.

	RESPONSE:	The Trust confirms that “Operational Risk” will be modified as noted below and moved to the last risk in the section entitled “Additional Information About the Risks of Investing in the Funds.”

Operational Risk. In addition to the principal risks discussed above, t~~T~~he Funds are also exposed to operational risks arising from a number of factors, including, but not limited to, human error in the calculation of the applicable Par Up Rates, processing and communication errors, errors of a Fund’s service providers, counterparties or other third-parties, including errors relating to the administration and calculation of the S&P 500 Index, failed or inadequate processes, and technology or systems failures. The Funds and Milliman seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

* * *

In addition, as discussed on our call, please note that the Expense Example numbers provided in response to Comment 6 to the Initial Response Letter have been revised as follows:

	1 Year	3 Years
Class 3	$101	$359

* * *

Please direct any questions or additional comments to me at the above-referenced telephone number or to Alan Goldberg at (312) 964-3503 or Shawn Hendricks at (215) 564-8778.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	Ehsan Sheikh
Alan Goldberg
Shawn Hendricks

Appendix A

Funds in PEA 7:
1.     Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund - Jan (II)
2.     Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund - Jan (II)

Appendix B

Funds in PEA 12:
1.     Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund - Apr (II)
2.     Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund - Jul (II)
3.     Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund - Apr (II)
4.     Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund - Jul (II)

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